UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            HORIZON PHARMACIES, INC.
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                       ---------------------------------
                         (Title of Class of Securities)

                                    439902107
                                 --------------
                                 (CUSIP Number)

                                  June 17, 1998
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G

CUSIP No. 439902107                                           Page 2 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                132,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 132,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            132,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.50%

12       Type of Reporting Person*

                  PN; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 439902107                                           Page 3 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                11,838
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                824,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 11,838
    With
                           8        Shared Dispositive Power
                                          824,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            836,338

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    15.77%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 439902107                                           Page 4 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                836,338
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          836,338

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            836,338

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    15.77%

12       Type of Reporting Person*

                  CO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 439902107                                           Page 5 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                836,338
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          836,338

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            836,338

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    15.77%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 439902107                                           Page 6 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                836,338
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          836,338

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            836,338

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    15.77%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 13 Pages


Item 1(a)           Name of Issuer:

                    Horizon Pharmacies, Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    275 West Princeton Drive, Princeton, Texas 75407.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    (i) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"),

                    (ii) White Rock Capital  Management,  L.P., a Texas  limited partnership ("White Rock Management"),

                    (iii)White Rock Capital,  Inc., a Texas corporation  ("White
                         Rock, Inc."),

                    (iv) Thomas U. Barton and

                    (v)  Joseph U. Barton.


                    This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners and White Rock Management. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)           Citizenship:

                    i)   White Rock Partners is a Texas limited partnership;

                    ii)  White Rock Management is a Texas limited partnership;

                    iii) White Rock, Inc. is a Texas corporation;

                    iv)  Thomas U. Barton is a United States citizen; and

                    v)   Joseph U. Barton is a United States citizen.

                                                              Page 8 of 13 Pages


Item 2(d)           Title of Class of Securities:

                         Common Stock, $0.01 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         439902107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of July 7, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         (i) Each of White Rock,  Inc.,  White Rock  Management,
Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of 836,338 Shares. This number consists of (1) 692,500 Shares held for the accounts of White Rock Clients (assumes the conversion of warrants into 33,700 Shares), (2) 132,000 Shares held for the account of White Rock Partners (assumes the conversion of warrants into 6,600 Shares) and (3) 11,838 Shares held for the account of White Rock Management (assumes the conversion of warrants into 700 Shares).

                         (ii)  White  Rock  Partners  may  be  deemed  to be the
beneficial owner of the 132,000 Shares held for its account (assumes the conversion of warrants into 6,600 Shares).

                         (iii)White  Rock  Management  may be  deemed  to be the
beneficial owner of the 11,838 Shares held for its account (assumes the conversion of warrants into 700 Shares).

                    All of the Shares held for the accounts of White Rock Management were purchased in a private transaction. 117,900 of the 125,400 Shares held for the account of White Rock Partners were purchased in a private transaction. 619,800 of the 658,800 Shares held for the accounts of the White Rock Clients were purchased in a private transaction. All of the warrants reported herein were purchased in a private transaction.

Item 4(b)           Percent of Class:

                    (i) The number of Shares of which each of White Rock, Inc., White Rock Management, Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 15.77% of the total number of Shares outstanding.

                    (ii) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 2.50% of the total number of Shares outstanding.

                                                              Page 9 of 13 Pages


Item 4(c)           Number of shares as to which such person has:

          White Rock Partners
          -------------------

          (i)  Sole power to vote or to direct the vote:                 132,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   132,000

          (iv) Shared power to dispose or to direct the disposition of:        0


          White Rock Management
          ---------------------

          (i)  Sole power to vote or to direct the vote:                  11,838

          (ii) Shared power to vote or to direct the vote:               824,500

          (iii) Sole power to dispose or to direct the disposition of:    11,838

          (iv) Shared power to dispose or to direct the disposition of:  824,500

          White Rock, Inc.
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               836,338

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  836,338

          Thomas U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               836,338

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  836,338

          Joseph U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               836,338

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  836,338

                                                             Page 10 of 13 Pages


Item 5.        Ownership of Five Percent or Less of a Class:

                    This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                    (i) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                    (ii) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                    (iii)The partners of White Rock Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.


          White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients and White Rock Management.


Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                    This Item 7 is not applicable.

Item 8.       Identification and Classification of Members of the Group:

                    This Item 8 is not applicable.

Item 9.       Notice of Dissolution of Group:

                    This Item 9 is not applicable.

Item 10.      Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 13 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  July 7, 1998                WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:  White Rock Capital Management, L.P.
                                        Its General Partner

                                        By:  White Rock Capital, Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


Date:  July 7, 1998                WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                   By:  White Rock Capital Inc.
                                        Its General Partner

                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             President

Date:  July 7, 1998                WHITE ROCK CAPITAL, INC.

                                   By:  /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton
                                        President


Date:  July 7, 1998                /S/ THOMAS U. BARTON
                                   --------------------------------------------
                                   Thomas U. Barton


Date:  July 7, 1998                /S/ JOSEPH U. BARTON
                                   --------------------------------------------
                                   Joseph U. Barton

                                                             Page 12 of 13 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Joint Filing  Agreement dated July 7, 1998 by and among
          White Rock Capital  Partners,  L.P., White Rock Capital
          Management,  L.P., White Rock Capital,  Inc., Thomas U.
          Barton and Joseph U. Barton............................          13